

14 April 2005





05007434

MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0)161 232 0066
f +44 (0)161 232 6524
www.mytravelgroup.com

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549



Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 13th and 14th of April 2005, the Company filed with the London Stock Exchange an announcement regarding Notification of Major Interests in Shares

Very truly yours,

Karen Houlihan

Karen Houlihan
Company Secretarial Assistant
MyTravel Group plc

Enclosures

dlw 4/25

MyTravel Group plc
Registered Office
Parkway One, Parkway Business Centre
300 Princess Road, Manchester M14 7QU

Central Compliance

BY FAX AND POST



Deutsche Bank

13 April 2005

Deutsche Bank AG London
23 Great Winchester Street
London EC2P 2AX

Tel +44 20 7545 8000
Fax +44 20 7547 6018

Direct Line: 020 7545 8532
Direct Fax: 020 7547 3836

The Company Secretary
MyTravel Group Plc
Parkway One
300 Princess Road
Manchester
M14 7QU


SEC MAIL PROCESSING
RECEIVED
APR 1 8 2005
WASH, D.C. 202 SECTION

Dear Sir or Madam:

Disclosure of interests in shares

Further to our letter of 05 April 2005 and in accordance with Section 198-202 of the UK Companies Act 1985, we are writing on behalf of Deutsche Bank AG to inform you that, on the basis that the relevant issued share capital of your company is 11,275,617,222 A ordinary shares, Deutsche Bank AG and its subsidiary companies have a notifiable interest in 771,434,590 A ordinary shares of MyTravel Group Plc, amounting to 6.84%. Part of this holding may relate to hedging arrangements for customer transactions. 6.74%.

Deutsche Bank AG is a corporation domiciled in Frankfurt, Germany, of which Deutsche Bank AG London is a branch.

If you require any further information concerning this notification, please contact David Lindsay in the Compliance Department of Deutsche Bank AG London.

Yours faithfully

for DEUTSCHE BANK AG LONDON

AUTHORISED SIGNATORY

11443894114 12th.
11443907577 15th.

S:\central\shared\198\MyTravel A shares 2005-04-13 letter.doc
AJA

FACSIMILE TRANSMISSION

Deutsche Bank

Central Compliance

Deutsche Bank AG London
23 Great Winchester Street
London EC2P 2AX

Telephone: 020 7545 8000
Fax: 020 7545 6155

Direct Line: 020 7545 8533
Direct Fax: 020 7547 3836

To The Company Secretary
MyTravel Group Plc

Fax No. 0161 232 6524

From Andrew Anderson

Date 13 April 2005

Total pages 2 **(including this header)**
If you do not receive all the pages, please telephone immediately

UK COMPANIES ACT 1985 (as amended)
Notification under Sections 198-202

Please find attached a copy of a letter, the original of which has been put in the post to you today.

Regards



Andrew Anderson
Central Compliance Department

z:\e central$\position monitoring\significant shareholdings\uk proprietary\2005\my travel a sharesfx.doc

Authorised by: (1)  **(2)** ______________________

Cost Centre **0840930010** **Expenses A/C**

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Deutsche Bank AG and its subsidiary companies

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

A ordinary shares of 1p each

10. Date of transaction

Not supplied

11. Date company informed

13 April 2005

12. Total holding following this notification

771,434,590 A ordinary shares

13. Total percentage holding of issued class following this notification

6.74% of the A ordinary shares

14. Any additional information

Part of this holding may relate to hedging arrangements for customer transactions.

15. Name of contact and telephone number for queries

Mike Vaux 0161 232 6567

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Company Secretary

Date of notification

14 April 2005

document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.



SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Legal & General Group plc and/ or its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC Global Custody Nominee (UK) Ltd A/c 914945	3,000,000
HSBC Global Custody Nominee (UK) Ltd A/c 923363	13,530,000
HSBC Global Custody Nominee (UK) Ltd A/c 775237	2,900,000
HSBC Global Custody Nominee (UK) Ltd A/c 942199	50,332,900
HSBC Global Custody Nominee (UK) Ltd A/c 942229	18,650,000
HSBC Global Custody Nominee (UK) Ltd A/c 942217	18,700,000
HSBC Global Custody Nominee (UK) Ltd A/c 942175	55,800,000
HSBC Global Custody Nominee (UK) Ltd A/c 775245	35,561,000
HSBC Global Custody Nominee (UK) Ltd A/c 770286	6,310,000
HSBC Global Custody Nominee (UK) Ltd A/c 357206	252,672,512
HSBC Global Custody Nominee (UK) Ltd A/c 866203	14,900,000
HSBC Global Custody Nominee (UK) Ltd A/c 754612	50,606,000
HSBC Global Custody Nominee (UK) Ltd A/c 282605	48,270,000
HSBC Global Custody Nominee (UK) Ltd A/c 360509	13,600,000
HSBC Global Custody Nominee (UK) Ltd A/c 824434	2,485,000

Total
587,317,412

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

A Ordinary shares of 1p

10. Date of transaction

Not supplied

11. Date company informed

13 April 2005

12. Total holding following this notification

587,317,412 A Ordinary Shares of 1p

13. Total percentage holding of issued class following this notification

5.13% of the A ordinary shares

14. Any additional information

15. Name of contact and telephone number for queries

Mike Vaux - 0161 232 6567

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux - Assistant Company Secretary



Date of notification

13 April 2005

Your Fax: 0161 232 6524

Legal & General

12 April, 2005

My Travel Group Plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester
M14 7QU
Attn: Company Secretary

Legal & General
Investment Management
Bucklersbury House
3 Queen Victoria Street
London EC4N 8NH
Telephone 020 7489 1888
Fax 020 7528 6833
www.lgim.co.uk

Disclosure of Interest in shares Under Section 198

Please find below the details of the notifiable interest of Legal & General Group plc and/or its subsidiaries in the relevant share capital of your company:

Material Interest

HSBC Global Custody Nominee (UK) Ltd A/C 914945	3,000,000	
HSBC Global Custody Nominee (UK) Ltd A/C 923363	13,530,000	
HSBC Global Custody Nominee (UK) Ltd A/c 775237	2,900,000	
HSBC Global Custody Nominee (UK) Ltd A/c 942199	50,332,900	
HSBC Global Custody Nominee (UK) Ltd A/c 942229	18,650,000	
HSBC Global Custody Nominee (UK) Ltd A/c 942217	18,700,000	
HSBC Global Custody Nominee (UK) Ltd A/c 942175	55,800,000	
HSBC Global Custody Nominee (UK) Ltd A/c 775245	35,561,000	
HSBC Global Custody Nominee (UK) Ltd A/c 770286	6,310,000	
HSBC Global Custody Nominee (UK) Ltd A/c 357206	252,672,512	
HSBC Global Custody Nominee (UK) Ltd A/c 866203	14,900,000	
HSBC Global Custody Nominee (UK) Ltd A/c 754612	50,606,000	
HSBC Global Custody Nominee (UK) Ltd A/c 282605	48,270,000	
HSBC Global Custody Nominee (UK) Ltd A/c 360509	13,600,000	
HSBC Global Custody Nominee (UK) Ltd A/c 824434	2,485,000	
	587,317,412	5.20%

We currently have a notifiable interest in 587,317,412 shares which we understand represents 5.20% of that class of your share capital calculated on an issued share capital of 11,275,617,222 shares.

Should you wish to discuss any aspect of this notification, please do not hesitate to contact Helen Lewis on 020 7528 6742.

Yours faithfully,

Helen Tasker
Authorised Signatory

Helen Lewis
Authorised Signatory

Legal & General
Investment Management Limited
Registered in England No. 2091894
Registered Office: Temple Court,
11 Queen Victoria St. London EC4N 4TP

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Morgan Stanley Securities Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

A ordinary shares of 1p each

10. Date of transaction

11 April 2005

11. Date company informed

12 April 2005

12. Total holding following this notification

1,016,613,765 A ordinary shares of 1p each

13. Total percentage holding of issued class following this notification

8.88% of the A ordinary shares of 1p each

14. Any additional information

Morgan Stanley Securities Limited ("MSSL") have transferred from time to time 951,831,997 shares to a third party on terms which give MSSL the right to require the return of an equivalent number of shares. Accordingly, MSSL's interest in 951,831,997 shares is pursuant to section 208(5) of the Act. MSSL is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of MSSL are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which MSSL is interested.

15. Name of contact and telephone number for queries

Mike Vaux - 0161 232 6567

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux - Assistant Company Secretary



Date of notification

13 April 2005

25 Cabot Square
Canary Wharf
London E14 4QA

tel +44 (0)20 7425 8000
fax +44 (0)20 7425 8990
telex 8812564

MorganStanley

Company Secretary
MyTravel Group Plc
Parkway One, Parkway Business Centre
300 Princess Road
Manchester
M14 7QU
United Kingdom

11 April 2005

PRIVATE AND CONFIDENTIAL
BY FAX AND POST

Dear Sirs

MYTRAVEL GROUP PLC A-SHARES (THE "COMPANY")

This notification relates to the Type A shares of the company (the "shares") and is given in fulfilment of the obligations imposed under section 198 Companies Act 1985 (The "Act").

We hereby notify you that on 8 April 2005, Morgan Stanley Securities Limited ("MSSL") acquired an interest in the shares that resulted in our holding a total of 1,044,696,322 shares, being approximately 9.25% of the issued share capital of the Company.

We have transferred from time to time 1,031,642,997 shares to a third party on terms which give us the right to require the return of an equivalent number of shares. Accordingly, our interest in 1,031,642,997shares is pursuant to Section 208(5) of the Act.

MSSL is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of MSSL are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which MSSL is interested.

Yours faithfully



David Edwards
Law Division

Registered in England and Wales, No. 2068221.
Registered Office: 25 Cabot Square, Canary Wharf, London E14 4QA
Authorised and regulated by the Financial Services Authority
A member of the London Stock Exchange



MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0)161 232 0066
f +44 (0)161 232 6524
www.mytravelgroup.com

12 April 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
APR 18 2005
WASH. D.C.
202
SECTION

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 11th and 12th of April 2005, the Company filed with the London Stock Exchange an announcement regarding Notification of Major Interests in Shares

Very truly yours,

Karen Houlihan

Karen Houlihan
Company Secretarial Assistant
MyTravel Group plc

Enclosures

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Morgan Stanley Securities Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

A ordinary shares of 1p each

10. Date of transaction

8 April 2005

11. Date company informed


SEC MAIL PROCESSING
RECEIVED
APR 1 8 2005
WASH. D.C.
202
SECTION

11 April 2005

12. Total holding following this notification

1,044,696,322 ordinary shares of 1p each

13. Total percentage holding of issued class following this notification

9.17% of the A ordinary shares of 1p each

14. Any additional information

Morgan Stanley Securities Limited ("MSSL") have transferred from time to time 1,031,642,997 shares to a third party on terms which give MSSL the right to require the return of an equivalent number of shares. Accordingly, MSSL's interest in 1,031,642,997 shares is pursuant to section 208(5) of the Act. MSSL is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of MSSL are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which MSSL is interested.

15. Name of contact and telephone number for queries

Mike Vaux – 0161 232 6567

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux – Assistant Company Secretary 

Date of notification

12 April 2005

Fax

Morgan Stanley

20 Cabot Square
Canary Wharf
London E14 4QW

Date: 11 April 2005 **Subject:** Large Position Disclosure

To: Company Secretary **Company:** MyTravel Group Plc **Fax Number:** 0161 232 6524

☒ **Urgent** ☐ **Confirm Transmission** 2 **Total Pages Including Cover Sheet**

IF TRANSMISSION FAILS PLEASE CALL

From: David Edwards

Department: Law Division

Fax: 0207 677 9610 **Telephone:** 0207 677 1865

Message:

Please see attached letter.

If you have any queries, please do not hesitate to contact me on the above number

Regards

David

Morgan Stanley Securities Limited
25 Cabot Square
Canary Wharf
London E14 4QA

tel +44 (0)20 7425 8000
fax +44 (0)20 7425 8990
telex 8812564

MorganStanley

Company Secretary
MyTravel Group Plc
Parkway One, Parkway Business Centre
300 Princess Road
Manchester
M14 7QU
United Kingdom

11 April 2005

PRIVATE AND CONFIDENTIAL
BY FAX AND POST

Dear Sirs

MYTRAVEL GROUP PLC A-SHARES (THE "COMPANY")

This notification relates to the Type A shares of the company (the "shares") and is given in fulfilment of the obligations imposed under section 198 Companies Act 1985 (The "Act").

We hereby notify you that on 8 April 2005, Morgan Stanley Securities Limited ("MSSL") acquired an interest in the shares that resulted in our holding a total of 1,044,696,322 shares, being approximately 9.25% of the issued share capital of the Company.

We have transferred from time to time 1,031,642,997 shares to a third party on terms which give us the right to require the return of an equivalent number of shares. Accordingly, our interest in 1,031,642,997shares is pursuant to Section 208(5) of the Act.

MSSL is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of MSSL are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which MSSL is interested.

Yours faithfully



David Edwards
Law Division

Registered in England and Wales. No. 2068221.
Registered Office: 25 Cabot Square, Canary Wharf, London E14 4QA
Authorised and regulated by the Financial Services Authority
A member of the London Stock Exchange

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Credit Suisse First Boston (Europe) Limited and Credit Suisse First Boston International

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

A ordinary shares of 1p each

10. Date of transaction

Not supplied

11. Date company informed

Grp Sec 15\08\0801\0008\CSF BHOLDING 22.

11 April 2005

12. Total holding following this notification

800,304,278 A ordinary shares of which 758,241,414 are held by Credit Suisse First Boston (Europe) Limited and 42,062,864 are held by Credit Suisse First Boston International

13. Total percentage holding of issued class following this notification

7.02% of the A ordinary shares of 1p

14. Any additional information

Credit Suisse First Boston (Europe) Limited (CSFBEL) and Credit Suisse First Boston International (CSFBI) are members of the Credit Suisse First Boston group of companies. Those group companies which are direct or indirect holding companies of CSFBEL and CSFBI are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which CSFBEL and CSFBI are interested. CSFBEL has an interest in 4,043 shares under section 208(5) of the Companies Act 1985 by virtue of the right to re-delivery of equivalent securities under stock lending arrangements.

15. Name of contact and telephone number for queries

Mike Vaux – Tel +44 161 232 6567

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Group Company Secretary

Date of notification

11 April 2005

CREDIT | FIRST

CREDIT SUISSE FIRST BOSTON (EUROPE) LIMITED

One Cabot Square
London
E14 4QJ

Telephone 020 7888 8888
Telex 092131 CSFBG

Fax: 0161 232 6524

The Company Secretary
MyTravel
Parkway One
300 Princess Road
Manchester
M41 7QU

11 April 2005

Dear Sirs

MyTravel ("The Company")

This notification relates to the ordinary "A" shares of the Company ("the shares") and is given in fulfillment of the obligations imposed under section 198 of the Companies Act 1985 ("the Act").

We hereby notify you that on 7 April 2005, following acquisitions, CSFB (as defined below) holds the following interests in the issued share capital of the Company:

1. Credit Suisse First Boston (Europe) Limited (CSFBEL): 758,241,414 "A" shares. CSFBEL has an interest in 4,043 shares under section 208(5) of the Act by virtue of the right to re-delivery of equivalent securities under stock lending arrangements.

2. Credit Suisse First Boston International (CSFBI): 42,062,864 "A" shares.

CSFB now holds a total interest of 800,304,278 shares being equivalent to approximately ~~7.09~~% of the total shares in issue of this class. (Shares outstanding being 11,287,391,174).
✓ 7.02

CSFBEL and CSFBI are members of the Credit Suisse First Boston group of companies. Those group companies which are direct or indirect holding companies of CSFBEL and CSFBI are, under the terms of section 203 of the Act, each interested by attribution in any shares in which CSFBEL and CSFBI are interested.

Yours faithfully



Andrew Veasey
Director – Legal and Compliance

Registered Office as above
Registered in England No. 2067668
Authorised and Regulated by the Financial Services Authority
Member of the London Stock Exchange

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Morgan Stanley Securities Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

A ordinary shares of 1p each

10. Date of transaction

6 April 2005

11. Date company informed

8 April 2005

12. Total holding following this notification

973,432,828 A ordinary shares of 1p each

13. Total percentage holding of issued class following this notification

8.54% of the A ordinary shares of 1p each

14. Any additional information

Morgan Stanley Securities Limited ("MSSL") have transferred from time to time 973,432,828 shares to a third party on terms which give MSSL the right to require the return of an equivalent number of shares. Accordingly, MSSL's interest in 973,432,828 shares is pursuant to section 208(5) of the Act. MSSL is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of MSSL are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which MSSL is interested.

15. Name of contact and telephone number for queries

Mike Vaux – 0161 232 6567

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux – Assistant Company Secretary

Date of notification

11 April 2005

Morgan \ Morgan Stanley \ 050408

Morgan Stanley Securities Limited

25 Cabot Square
Canary Wharf
London E14 4QA

tel +44 (0)20 7425 8000
fax +44 (0)20 7425 8990
telex 8812564

MorganStanley

Company Secretary
MyTravel Group Plc
Parkway One, Parkway Business Centre
300 Princess Road
Manchester
M14 7QU
United Kingdom

7 April 2005

PRIVATE AND CONFIDENTIAL
BY FAX AND POST

Dear Sirs

MYTRAVEL GROUP PLC A-SHARES (THE "COMPANY")

This notification relates to the Type A shares of the company (the "shares") and is given in fulfilment of the obligations imposed under section 198 Companies Act 1985 (The "Act").

We hereby notify you that on 6 April 2005, Morgan Stanley Securities Limited ("MSSL") disposed of an interest in the shares that resulted in our holding a total of 973,432,828 shares, being approximately 8.62% of the issued share capital of the Company.

8.54.

We have transferred from time to time 973,432,828 shares to a third party on terms which give us the right to require the return of an equivalent number of shares. Accordingly, our interest in 973,432,828 shares is pursuant to Section 208(5) of the Act.

MSSL is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of MSSL are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which MSSL is interested.

Yours faithfully



p.p. Eleanor Jenkins
Law Division

Registered in England and Wales, No. 2068221.
Registered Office: 25 Cabot Square, Canary Wharf, London E14 4QA
Authorised and regulated by the Financial Services Authority
A member of the London Stock Exchange